Filed by Independence Realty Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Steadfast Apartment REIT, Inc.

Commission File No.: 000-55428

July 26, 2021

CEO All Company Message

Subject: An Exciting Next Chapter for IRT

Dear Colleagues,

I am excited to announce that Independence Realty Trust (IRT) and Steadfast Apartment REIT (STAR) have reached an agreement to merge our two great companies and form a leading publicly-traded REIT in the multifamily sector. This is an important announcement that marks the beginning of a new phase of growth for our company.

The partnership of IRT and STAR joins together two high-quality portfolios with complementary geographic footprints in the highly desirable Sunbelt region of the United States. The combined company will own a portfolio of 131 apartment communities, comprising approximately 38,000 units across 16 states. This combination leads to immediate scale benefits and synergies, which will increase our competitive advantage and provide significant growth opportunities.

It is clear to me from my interactions with STAR that we have similar, strong corporate cultures and the combination of our companies will present a great opportunity for our business and our team members. Employees will benefit from our expanded expertise and resources that will result from the combined strengths of IRT and STAR.

Independence Realty Trust is to retain its corporate name and ticker symbol (NYSE: IRT). I will remain as Chairman and Chief Executive Officer, along with James Sebra as Chief Financial Officer, Farrell Ender as President and Jessica Norman as Chief Legal Officer. Ella Neyland, STAR’s President, Chief Financial Officer and Treasurer will join the combined company as Chief Operating Officer.

Since going public in 2013, we have created a resilient portfolio and business model positioned for long-term value creation. We can execute exciting transactions like this one due to your unwavering efforts to support our ongoing growth strategy.

Undoubtedly you will have questions about the details of this merger. We invite you to refer to the attached Frequently Asked Questions for additional details on the proposed transaction and how it may impact you.

We expect this merger to be finalized in the fourth quarter of 2021 and will provide updates to keep you informed along the way. In the meantime, we thank you for your continued hard work and dedication.

Best,

Scott Schaeffer

Chairman and Chief Executive Officer

Employee FAQ

1.	What does today’s announcement mean?

IRT and STAR have agreed to merge their respective businesses under the IRT name. Upon closing, the combined company will be able to draw upon the resources of the two organizations to create a best in class multifamily REIT. We anticipate closing in the fourth quarter of 2021.

2.	What will the combined company be named?

The company will continue to be named Independence Realty Trust.

3.	How will this merger benefit IRT?

The merger will bring together two multifamily REIT platforms with highly complementary portfolios, creating a combined company with increased scale in targeted growth markets across the Sunbelt. The combined company will have approximately 131 multifamily apartment properties that contain approximately 38,000 units in urban and suburban locations in Georgia, North Carolina, Tennessee, Kentucky, Ohio, Oklahoma, Indiana, Texas, Florida, South Carolina, Missouri, and Alabama. The increased scale of the combined operating platform will over time enable more operating efficiencies and enhance our ability to deliver superior value to our residents and shareholders, as well as offer new and exciting opportunities for all associates.

4.	Who will be the leaders of the combined company?

Scott Schaeffer, Jim Sebra and Farrell Ender will remain in their current leadership position. Jessica Norman, currently IRT’s Executive Vice President and General Counsel, will serve as Chief Legal Officer of the combined company. Ella Neyland, STAR’s President, Chief Financial Officer and Treasurer will join the combined company as its Chief Operating Officer. Ella is an experienced multifamily executive and we are thrilled to have her join our team upon closing.

5.	This all seems so sudden. How long has management considered this transaction?

We have been evaluating the combination of both companies for quite some time and have done a considerable amount of planning to get to where we are today. The rationale behind the merger is compelling and now is an opportune time to bring these two great businesses together.

6.	Will employee benefits be impacted?

Our current compensation, benefits and incentive programs will continue in place until the merger closing date. We will be undertaking a comprehensive review of all compensation, benefits, and incentive opportunities at both companies and evaluate the best approach for our compensation and benefits programs as a combined company. Given the similarities between our companies to date in regards to benefits, we do not anticipate any material changes to our existing compensation, benefits and incentive programs.

7.	Will the company culture change as a result of the merger?

The culture of the combined company will not change as a result of the merger. STAR shares many of our values and their corporate culture will complement ours greatly. In addition, the combination of our companies will present new opportunities and additional resources for all of the associates of the combined company.

8.	Do you plan to close any offices or eliminate any positions in connection with the merger?

When combining two independent companies, it is inevitable that there will be some overlap in job functions and responsibilities. We will be undertaking a comprehensive review of all of our business practices over the coming weeks and months, but it is too soon to tell which positions will be affected or exactly what changes will occur.

Please be assured that we will work quickly to evaluate and assess all changes. We are committed to communicating our decisions promptly and treating all associates with respect. If your position is eliminated, you may be asked to assume different responsibilities or be eligible to apply for open positions for which you are qualified. Employees who do not have an opportunity to remain with IRT as a result of this merger will be eligible to receive severance based on the length of their employment at IRT.

9.	How will this merger affect the ongoing value-add renovations across our portfolio?

Value add programs will continue as planned. In fact, one of the major benefits of this deal is that it provides IRT with an expanded pipeline of communities available for future re-development through our robust value add program.

10.	How will this merger impact my job responsibilities?

Until the closing, we will be conducting business as usual and operating as a separate company from STAR. As we work towards closing, we will be evaluating and considering the best approaches to policies and practices going forward. Our goal is to create a first-class and unified organization by drawing upon the best practices from both companies. During this time, the most important thing is for all employees to remain focused on their jobs with the same diligence and dedication as usual.

11.	What can I tell our residents or vendors about this transaction?

For residents and vendors, it will be mostly business as usual. If a resident or vendor enquires about the transaction, please let them know that there will be very few changes that affect them. Any changes in our processes and procedures will be implemented in such a way so as not to disrupt the high level of service we provide to our residents. We are counting on each of you to serve our residents with your usual compassion and professionalism during this transition.

12.	How will I learn about new developments and changes?

We are committed to communicating with you as we prepare to consummate the merger between IRT and STAR. We will provide updates to keep you informed along the way. As always, please speak to your manager if you have any questions.

13.	How should I handle media inquiries for information regarding the merger?

Please refer any inquiries from reporters or other requests for information to:

Ted McHugh and Lauren Torres
Edelman Financial Communications & Capital Markets
Phone: 917-365-7979
Email: IRT@edelman.com

Cautionary Statement Regarding Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which IRT operates and beliefs of and assumptions made by IRT management, involve uncertainties that could significantly affect the financial results of IRT or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to certain actions to be taken by IRT in connection with the closing of the merger. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although IRT believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, IRT can give no assurance that its expectations will be attained. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: IRT’s and STAR’s ability to complete the merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and lender consents and satisfaction of other closing conditions to consummate the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting the attention of IRT and STAR management from ongoing business operations; failure to realize the expected benefits of the merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the proposed merger, including resulting expense or delay; the risk that STAR’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the merger; effects relating to the announcement of the merger or any further announcements or the consummation of the merger on the market price of the IRT Common Stock; the possibility that, if IRT does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of IRT Common Stock could decline; general adverse economic and local real estate conditions; the inability of residents to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; adverse changes in financial markets that result in increases in interest rates and reduced availability and increased costs of capital; increases in operating costs and real estate taxes; changes in the dividend policy for IRT Common Stock or IRT’s ability to pay dividends; impairment charges; unanticipated changes in IRT’s intention or ability to prepay certain debt prior to maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting IRT and STAR, including those described from time to time under the caption “Risk Factors” and elsewhere in IRT’s and STAR’s SEC filings and reports, including IRT’s Annual Report on Form 10-K for the year ended December 31, 2020, STAR’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which IRT and STAR are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by IRT or STAR on their respective websites or otherwise.  Neither IRT nor STAR undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information and Where to Find It

This communication relates to a proposed merger transaction pursuant to the terms of the merger agreement. In connection with the proposed merger transaction, IRT will file with the SEC a registration statement on Form S-4 to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of IRT and the stockholders of STAR. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document IRT and/or STAR may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR will be available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.

Participants in Solicitation

IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.